UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 4 TO SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Bulkers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7546A122
(CUSIP Number)

Mr. Emanuele Lauro
9, Boulevard Charles III
Monaco 98000
377-9798-5716

with a copy to:
Larry Rutkowski, Esq.
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y7546A122

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,977,513

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

13,977,513

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,977,513

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7546A122

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,977,513

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

13,977,513

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,977,513

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7546A122

Explanatory Note:

This Amendment No. 4 to the Schedule 13D/A that was filed on June 23, 2016 is being filed as a result of a decrease in the number of issued and outstanding shares of common stock, par value $0.01 per share (the "Common Shares") of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer") following the repurchase of Common Shares by the Issuer pursuant to its publicly announced share repurchase program. As of December 14, 2018, the Issuer reported 71,448,445 Common Shares issued and outstanding.

Item 1.	Security and Issuer.

There are no material changes from the Schedule 13D/A that was filed on June 23, 2016.

Item 2.
Identity and Background.

Item 2 of the Schedule 13D/A that was filed on June 23, 2016 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("SSH"), and Annalisa Lolli-Ghetti ("Ms. Lolli-Ghetti", and together with SSH, the "Reporting Persons") which may be deemed the beneficial owners of approximately 19.6% of the Issuer's outstanding Common Shares.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties, and Ms. Lolli-Ghetti is the majority shareholder of SSH. The principal business address and principal office address of SSH and Ms. Lolli-Ghetti is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SSH, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the "SSH Principals") is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of SSH, the Issuer, and Scorpio Tankers Inc.	Italy
Robert Bugbee	Director and President of SSH, the Issuer, and Scorpio Tankers Inc.	Britain
Cameron Mackey	Director and Chief Operating Officer of SSH and Scorpio Tankers Inc., and Chief Operating Officer of the Issuer	USA
Filippo Lauro	Director and Vice President of SSH and Vice President of the Issuer and Scorpio Tankers Inc.	Italy
Brian Lee	Chief Financial Officer of SSH and Scorpio Tankers Inc.	USA

(1)  The business address of the SSH Principals and Scorpio Tankers Inc. is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D/A that was filed on June 23, 2016 is hereby amended to include the following:

During the period from June 23, 2016 (the date on which the last Schedule 13D/A was filed) through the date hereof, SSH acquired an aggregate of 841,419 Common Shares through open market transactions using funds from working capital and as payment for providing vessel acquisition services to the Issuer under the Administrative Services Agreement (the "ASA Fee"). On September 29, 2016, the Administrative Services Agreement was amended to eliminate the ASA Fee on all future vessel acquisitions.

Item 4.	Purpose of Transaction. Except as described in Item 3 herein, there are no material changes from the Schedule 13D/A that was filed on June 23, 2016.

Item 5.	Interest in Securities of the Issuer. Item 5 of the Schedule 13D/A that was filed on June 23, 2016 is hereby amended and restated in its entirety as follows:

(a,b)
As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 13,977,513 Common Shares, representing approximately 19.6% of the Issuer's outstanding Common Shares.  SSH and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the SSH Principals may be deemed to be the beneficial owners of an aggregate of 3,318,461 Common Shares, with the sole power to vote and dispose of the Common Shares that each SSH Principal respectively owns.

(c)	To the best of the Reporting Persons' knowledge, no transactions were effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the SSH Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 herein, there are no material changes from the Schedule 13D/A that was filed on June 23, 2016.

Item 7.	Material to be Filed as Exhibits.

There are no material changes from the Schedule 13D/A that was filed on June 23, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2018	SCORPIO SERVICES HOLDING LIMITED

	By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman, Director and Vice President

ANNALISA LOLLI-GHETTI*

	By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).